Exhibit 12

ONEOK, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,

(Unaudited)	2012	2011		2010		2009		2008
	(Thousands of dollars)
Fixed Charges, as defined
Interest on long-term debt	$326,206	$305,523		$287,910		$292,768		$254,765
Other interest	12,045	8,374		4,594		20,411		44,858
Amortization of debt discount, premium and expense	5,830	7,070		4,623		4,597		4,421
Interest on lease agreements	539	1,515		19,289		20,221		29,524
Total Fixed Charges	344,620	322,482		316,416		337,997		333,568
Earnings before income taxes and undistributed income of equity method investees	909,650	970,746		745,354		718,656		771,239
Earnings available for fixed charges	$1,254,270	$1,293,228		$1,061,770		$1,056,653		$1,104,807
Ratio of earnings to fixed charges	3.64	4.01	x	3.36	x	3.13	x	3.31	x

For purposes of computing the ratio of earnings to fixed charges, "earnings" consists of pre-tax income from continuing operations before adjustment for income or loss from equity investees plus fixed charges and distributed income of equity investees, less interest capitalized. "Fixed charges" consists of interest charges, the amortization of debt discounts and issue costs and the representative interest portion of operating leases.

Year Ended
(Unaudited)	December 31, 2012
(Thousands of dollars)

Fixed charges, as defined
(a) Interest on long-term debt	$284,430
Interest costs capitalized	41,776
Total interest on long-term debt	326,206
Other interest	12,045
(b) Amortized premiums, discounts and capitalized expenses	5,830
(c) Estimated interest within rental expense	539
(d) Preference security dividend requirements of consolidated subsidiaries (N/A)	—
Total fixed charges	344,620
Earnings, as defined
Add:
(a) Pre-tax income from continuing operations	944,446
Less: equity earnings from investments	123,024
Pre-tax income from continuing operations before equity earnings from investments	821,422
(b) Fixed charges	344,620
(c) Amortization of capitalized interest non regulated entities	1,063
(d) Distributed income of equity investments	120,442
(e) Share of pre-tax losses of equity investments for which charges arising from guarantees
included in fixed charges (N/A)	—
Less:
(a) Interest capitalized	41,776
Add: interest costs capitalized for regulated entities	8,499
(b) Preference security dividend requirements of consolidated subsidiaries (N/A)	—
(c) Noncontrolling interest in pre-tax income of subsidiaries that have not incurred
fixed charges (N/M)	—
Total earnings	$1,254,270
Ratio of earnings to fixed charges	3.64

909,650